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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC
415

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crédit Agricole Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Gerold 212-261-3866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Marc-Andre Poirier and Maria Gerold, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crédit Agricole Securities (USA) Inc., as of December 31, 2016, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Signature

Chief Financial Officer

Title

Notary Public

ANDREW B. KESSLER
NOTARY PUBLIC, State of New York
No. 01KE6064584
Qualified in Kings County
Certified in New York County
Commission Expires October 1, 2017

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2016

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors of
Crédit Agricole Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Securities (USA) Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crédit Agricole Securities (USA) Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 1, 2017

Crédit Agricole Securities (USA) Inc.

Statement of Financial Condition

December 31, 2016
(Dollars in Thousands)

Assets		
Cash	$	17,082
Financial instruments owned, at fair value ($0 pledged as collateral)		188,579
Securities purchased under agreements to resell		904,864
Securities borrowed		70,728
Receivables from brokers, dealers, and clearing organizations		711,240
Receivables from customers		26,230
Deferred tax assets		17,671
Other assets		27,807
Total assets	$	1,964,201
Liabilities and stockholder's equity		
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	117,611
Securities sold under agreements to repurchase		116,349
Payables to brokers, dealers, and clearing organizations		636,404
Payables to customers		11,928
Other liabilities and accrued expenses		59,673
		941,965
Liabilities subordinated to claims of general creditors		360,000
Stockholder's equity:		
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)		10
Additional paid-in capital		643,794
Retained earnings		25,928
Accumulated other comprehensive loss		(7,496)
Total stockholder's equity		662,236
Total liabilities and stockholder's equity	$	1,964,201

See notes to the statement of financial condition.

Crédit Agricole Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2016
(Dollars in Thousands)

1. Organization and Nature of Business

Crédit Agricole Securities (USA) Inc. (the Company) is a direct, wholly-owned subsidiary of Crédit Agricole Global Partners, Inc. (the Parent), which is an indirect, wholly-owned subsidiary of Crédit Agricole S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934 and the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA).

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance, and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions, including fund managers, banks, and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

Effective December 31, 2015, the Company only executes and clears trades for its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition of the Company as of December 31, 2016 have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

Accounting Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP and prevailing industry practices requires management to make estimates and assumptions that affect

2. Summary of Significant Accounting Policies (continued)

the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents funds deposited with two financial institutions, one held with an affiliate, Crédit Agricole Corporate and Investment Bank - New York Branch in the amount of $17,075 and the other with The Bank of NY Mellon in the amount of $7.

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customers' securities transactions are recorded on a settlement date basis.

Financial Instruments Owned/Financial Instruments Sold, Not Yet Purchased, At Fair Value

Financial instruments owned at fair value and financial instruments sold, not yet purchased at fair value are recorded at fair value.

Securities transactions in regular-way trades are recorded on trade date, as if they had settled. The Company has no non-regular-way trades.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Trades pending settlement at December 31, 2016 were subsequently settled with no material effect on the Company's statement of financial condition.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements), or securities sold under agreements to repurchase (repurchase agreements), are treated as collateralized financing transactions. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal

2. Summary of Significant Accounting Policies (continued)

amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements.

Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterparty, or to return excess collateral to counterparties, when appropriate.

Offsetting Assets and Liabilities

U.S. GAAP permits securities sold and purchased under repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement, among others. The Company has not elected to net such balances even when the specified conditions are met and presents the balances gross on the statement of financial condition. The Company uses master netting agreements to mitigate counterparty credit risk in certain repurchase and reverse repurchase transactions. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions, and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of repurchase agreement, (i) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (ii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the demanding party). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any established threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.

2. Summary of Significant Accounting Policies (continued)

Securities Borrowing Activities

Securities borrowed transactions are recorded on a settlement date basis at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis with additional daily collateral being obtained or refunded as necessary.

Fair Value Measurements

The Company defines fair value in accordance with ASC 820, *Fair Value Measurements*. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

ASC 820 establishes a hierarchy for inputs used in measuring fair value into three broad levels that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

- Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 – Inputs are observable for the asset or liability, either directly or indirectly in active markets (other than quoted prices included within Level 1). Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.
- Level 3 – Inputs are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

2. Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Defined Benefit Plans

The costs of the pension and other postretirement plans are determined on the basis of actuarial valuations. The Company measures the plan assets and benefit obligations at each fiscal year-end. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets.

The fair value of plan assets is based on fair values generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate.

The accumulated benefit obligation represents the actuarial present value of benefits attributed by the plan's benefit formula to employee service rendered prior to that date and based on past compensation levels.

The assumed discount rate, in management's judgment, reflects the rates at which benefits could be effectively settled. Such discount rate is used to measure the projected and accumulated benefit obligations and to calculate the service cost and interest cost. The assumed discount rate was selected in consultation with the independent actuaries, using a pension discount yield curve based on the characteristics of the plan benefit obligations.

The Company funds pension costs in the year accrued to the extent such costs do not exceed the deductibility limit under the Internal Revenue Code. The amount of contribution is based on the Company's proportionate share in the pension obligation. The Company funds other postretirement benefits when incurred.

Defined Contribution Plan

The Company's contribution to the defined contribution plan is predetermined by the terms of the plan, which outline how much is to be contributed for each member for each year.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to

2. Summary of Significant Accounting Policies (continued)

determine whether the tax positions are "more likely than not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

3. New Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Condition- Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment is effective for fiscal years ending after December 15, 2016, and interim periods with annual periods beginning after December 15, 2016. The Company implemented ASU 2014-15 with no impact to its statement of financial condition.

4. Securities Segregated Under Federal and Other Regulations

At December 31, 2016, the Company had segregated $79,591 of qualified securities for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes.

In addition, at December 31, 2016, the Company had segregated $8,954 of qualified securities for the benefit of proprietary accounts of broker-dealers (PAB). The qualified securities, reported as securities purchased under agreements to resell on the statement of financial condition, are subject to a 2% haircut for regulatory reserve purposes.

In addition, securities with fair value of $56,625 that are reported as securities purchased under agreements to resell on the statement of financial condition, are segregated for deposits at clearing organizations.

5. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2016, are as follows:

Receivables from brokers, dealers, and clearing organizations:	
Securities failed to deliver	$ 660,702
Receivables from clearing organizations	39,855
Other	10,683
	$ 711,240
Payables to brokers, dealers, and clearing organizations:	
Securities failed to receive	$ 630,277
Other	6,127
	$ 636,404

Receivables from clearing organizations represent balances to satisfy margin requirements including $16,400 for the National Securities Clearing Corporation, $8,703 for Euroclear, $6,933 for the Depository Trust Company, $5,000 for the Fixed Income Clearing Corporation, and $2,819 from other clearing organizations.

Other receivables above consist predominantly of underwriting fees receivable of $10,681.

6. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis, including failed trades.

The components of receivables from and payables to customers as of December 31, 2016, are as follows:

Receivables from customers:	
Securities failed to deliver	$ 25,436
Other	794
	$ 26,230
Payables to customers:	
Securities failed to receive	$ 11,928

7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value due to their short-term nature. Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term instruments, including securities borrowed, repurchase and reverse repurchase agreements, customer receivables and payables, and receivables from and payables to brokers, dealers, and clearing organizations. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short term nature, are re-priced frequently, and generally have limited credit risk. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2016. The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned, at fair value:				
U.S. government obligations	$ 3,195	$ –	$ –	$ 3,195
Corporate debt securities	–	163,900	–	163,900
Equity securities	1,673	–	–	1,673
Structured products	–	19,811	–	19,811
	$ 4,868	$ 183,711	$ –	$ 188,579

	Level 1	Level 2	Level 3	Total
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
U.S. government obligations	$ 19,281	$ –	$ –	$ 19,281
Corporate debt securities	–	98,330	–	98,330
	$ 19,281	$ 98,330	$ –	$ 117,611

There were no transfers between Level 1, Level 2, or Level 3 of the fair value hierarchy for the Company during the year. The Company's policy is to recognize such transfers at year-end.

8. Securities Received / Delivered as Collateral

At December 31, 2016, there were no firm-owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or re-pledge. The Company has accepted collateral that it is permitted by contract or custom to sell or re-pledge. This collateral

8. Securities Received / Delivered as Collateral (continued)

consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2016, is $970,300. In the normal course of business, this collateral is used by the Company to cover short sales, to provide securities lending to affiliates, and to meet pledging requirements of customers and clearing organizations.

At December 31, 2016, $116,411 of the above collateral has been delivered against securities sold short or re-pledged in securities lending transactions and repurchase agreements by the Company.

9. Offsetting

Securities borrowed have been presented on a gross basis on the statement of financial condition as the Company does not transact in securities lending that could offset securities borrowed.

The following table presents as of December 31, 2016, the gross and potential net repurchase and reverse repurchase agreements. Repurchase and reverse repurchase agreements have been presented on the statement of financial condition on a gross basis. The Company does have the ability to net certain of its repurchase and reverse repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met, but chooses not to net.

9. Offsetting (continued)

	Gross Amounts	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Amounts Not Offset on the Statement of Financial Condition (a)	Net Amounts
Financial Assets					
Securities purchased under agreements to resell	904,864	---	904,864	(116,349)	788,515
Financial Liabilities					
Securities sold under agreements to repurchase	(116,349)	---	(116,349)	116,349	---

(a) Amounts related to recognized financial instruments that either management makes an accounting policy election not to offset or do not meet some or all of the requirements for net presentation in accordance with applicable offsetting accounting guideline ASC 210-20-45-11.

10. Related-Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus a range of mark-ups between 0% and 11%. The Company also enters into securities transactions and financing transactions with its affiliates.

10. Related-Party Transactions (continued)

As of December 31, 2016, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:		
Cash	$	17,075
Financial instruments owned, at fair value		31,648
Securities purchased under agreements to resell		488
Receivables from brokers, dealers, and clearing organizations		11,488
Receivables from customers		15
Other assets		8,031
Total	$	68,745
Liabilities:		
Financial instruments sold, not yet purchased, at fair value	$	2,808
Payables to brokers, dealers, and clearing organizations		5,318
Other liabilities and accrued expenses		7,217
Total	$	15,343
Liabilities subordinated to claims of general creditors	$	360,000

The financial instruments owned and financial instruments sold largely represents bonds held and sold by the Company that have been issued by Crédit Agricole S.A.

The balances reflected in receivables from and payables to brokers, dealers and clearing organizations predominantly represents failed securities clearing transactions for its affiliates.

The Company has a subordinated loan with Credit Agricole Corporate and Investment Bank - France in the amount of $360,000.

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The purpose of this loan agreement, which provides a revolving line of $600,000, is to help the Company finance its activities in a regulatory capital-efficient manner. It was entered into on September 1, 2015, has a last borrowing date of December 15, 2017, and matures on December 15, 2018. During 2016, there was one draw down on April 20 in the amount of $150,000 that was repaid on April 26. As of December 31, 2016, the Company has not drawn down any of the $600,000.

As of December 31, 2016, the Company had pledged $202,272 of securities that it custodies for Credit Agricole Corporate and Investment Bank – France, that was allowed to pledge under the terms of the non-conforming subordination agreement, to an affiliate to support a secured overnight facility. At December 31, 2016, the Company had no drawdowns of this facility.

10. Related-Party Transactions (continued)

The Company's federal tax liabilities are settled through its Parent. See Income Taxes footnote below for respective amounts.

11. Income Taxes

The Company is included in the consolidated federal tax return of its Parent as well as combined returns with other unitary group members. Current and deferred taxes are allocated to the Company in accordance with the Separate-Return method. Under this income tax allocation method, the Company is assumed to file a separate return with the taxing authorities, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes), if any, are characterized as realized (or realizable) by the Company and its subsidiaries when those tax attributes are realized (or realizable) by the consolidated federal/state combined tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Combined state apportionment factors are also utilized by the Company. This method of allocation is systematic, rational, and consistent with the broad principles established by ASC 740.

The effective tax rate differs from the statutory tax rate. This difference can be attributed primarily to adjustments related to state and local taxes, and a change of the estimated tax rate.

As of December 31, 2016, the Company has a net Deferred tax asset of $17,671 in the statement of financial condition. The net Deferred tax asset consists primarily of deferred pension accrual, deferred compensation and deferred intercompany expense. In 2016 there was a net decrease to the Deferred tax asset balance of $3,027. Such decrease was principally the result of decreases in the deferred pension accrual and the deferred intercompany expense.

As of December 31, 2016, the Company had a net tax liability of $1,683 (including $182 payable to its Parent and $1,077 payable to Credit Agricole Corporate and Investment Bank) that is included in the other liabilities and accrued expenses in the accompanying statement of the financial condition.

As of December 31, 2016, the Company's 2011 through 2016 tax years remain subject to, or are open for, examination by one or more major tax jurisdictions.

12. Commitments and Contingencies

The Company has various lawsuits pending which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote and is not estimable.

13. Employee Benefit Plans

The Company has a noncontributory, defined benefit pension plan, Crédit Agricole Corporate and Investment Bank qualified and nonqualified retirement plan (the Plan), which covers full-time employees of the Company, who are between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation, and other factors, is currently being funded through a trust (the Trust) established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements. Effective December 31, 2008, the Plan was frozen, and the average salary and service requirements were capped. Participants are vested in what they accrued through December 31, 2008. For employees who are over 55 and have 20 years of service, the Company will continue to accrue service for early retirement purposes.

The Plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

During 2016, the Company made a contribution in the amount of $9,764 to the qualified retirement plan to reduce the underfunded status.

The underfunded status of the Plan of $9,720 at December 31, 2016, is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for the Plan, and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2016:

13. Employee Benefit Plans (continued)

Reconciliation of benefit obligation:	Qualified Plan		Non-Qualified Plans	
Benefit obligation, January 1, 2016	$	30,017	$	2,733
Transfers		399		–
Interest cost		1,260		114
Settlements paid		--		–
(Gain)/loss – settlement impact		--		--
Actuarial (gain)/loss		1,072		17
Benefits paid		(1,002)		(87)
Benefit obligation, December 31, 2016	$	31,746	$	2,777

Reconciliation of fair value of plan assets:				
Fair value of plan assets as of January 1, 2016	$	14,711	$	–
Transfers		399		–
Actual return on assets		931		–
Settlements paid		--		–
Employer contribution		9,764		87
Benefits paid		(1,002)		(87)
Fair value of plan assets as of December 31, 2016		24,803		–
Unfunded status as of December 31, 2016	$	6,943	$	2,777

13. Employee Benefit Plans (continued)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	4.05%	4.05%
Expected return on plan assets	7.00	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/16	12/31/16

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the plan with a goal of meeting the long-term needs of the plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet ongoing benefit payments. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Plan assets within the Trust consist principally the following:

	Fair Market Value	Percentage
Mutual funds		
Equity securities	$ 8,135	32.8%
Debt securities	7,987	32.2%
Real estate	694	2.8%
Cash	7,987	32.2%
Total pension plan assets	$ 24,803	100%

13. Employee Benefit Plans (continued)

The strategic target of the Plan's asset allocations is as follows:

	Target Asset Allocation
Equity securities	48%
Debt securities	47%
Real estate	5%

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end as reported in an active market and, thus, fall under Level 1 of fair value measurement hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the actuarial cost methods from the previous valuation.

The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation, and given the current environment, the reasonable range for the expected return on assets is 7%.

At December 31, 2016, future plan benefits expected to be paid through 2026 are as follows:

	Qualified Plan	Non-Qualified Plans
2017	$ 792	$ 88
2018	839	81
2019	850	81
2020	937	92
2021	954	70
2022 – 2026	5,663	398
	$ 10,035	$ 810

13. Employee Benefit Plans (continued)

The Company also sponsors a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of their salary, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. The Company's match portion is subject to a vesting schedule.

14. Liabilities Subordinated to Claims of General Creditors

At December 31, 2016, the Company had the following subordinated loan with Credit Agricole Corporate and Investment Bank - France:

Subordinated loan due December 30, 2019	$ 360,000

The loan matures on December 30, 2019, and bears interest at 3 month LIBOR plus 194 basis points, which resets every three months. The subordinated loans are approved by FINRA and meet the regulatory requirements to be included as equity when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

The Company also has a revolving subordinated loan agreement with Credit Agricole Corporate and Investment Bank – France. The loan agreement provides a revolving line of $600,000. It was entered into on September 1, 2015, has a last borrowing date of December 15, 2017, and matures on December 15, 2018. During 2016, there was one draw down on April 20 in the amount of $150,000 that was repaid on April 26. As of December 31, 2016, the Company has not drawn down any of the $600,000.

15. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign-denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2016, the fair value of foreign currency forward contracts outstanding is $0, which the net exposure is included in other assets.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

16. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1 (the Rule) and the capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $45. At December 31, 2016, the Company had net capital of $855,130 which was 2,906.55% of aggregate debit items of $29,421 and $853,630 in excess of its required net capital.

17. Concentrations of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading, and brokerage activities, servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's

17. Concentrations of Credit Risk (continued)

transactions are executed with and on behalf of affiliated companies, institutional investors, and other brokers and dealers. The Company's exposure to credit risk associated with the non-

performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes, which may impair the customer's or counterparty's ability to satisfy its obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2016, the Company's most significant concentration of credit risk was with affiliated companies.

18. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2016, through March 1, 2017, the date the statement of financial condition were issued and concluded that there were no material subsequent events to disclose.